

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 19, 2010

<u>Via U.S. Mail and Facsimile to (212) 809-1289</u>

Ms. Jacinta Sit
President
Oxford Technologies, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re:** **Oxford Technologies, Inc.**
> **Form 10-Q/A (No. 1) for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 27, 2009**
> **Response Letter Dated February 3, 2010**
> **File No. 0-49854**

Dear Ms. Sit:

We have reviewed your filing and response and have the following comments. In our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A (No. 1) for the Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis or Plan of Operations, page 8

Results of Operations, page 9

Three month periods ending September 30, 2009 and 2008, page 9

Cost of Sales, page 10

1. We note in your response to comments five and six in our letter dated January 22,
    2010 that you will revise your Condensed Consolidated Statement of Operations
    and Comprehensive Income (Loss) for the nine months ending September 30,
    2009, after looking further into the costs of goods sold. Please advise us of the
    following with respect to this revision:

    a. Further explain to us what the credit value that should go against cost of
        sales for reporting purposes represents, and tell us why this credit should
        go against cost of sales for reporting purposes;

    b. Tell us when you began using your new accounting system that picks up
        the costs attributable to cost of goods sold in a different way; and

    c. Tell us if this incorrect credit entry to the expenses recovery code was
        occurring prior to the nine months ending September 30, 2009 and, if so,
        quantify the impact for us.

2. We reissue comment five in our letter dated January 22, 2010. Please further
    explain to us how you intend to rectify the issue with a number of products
    costing more than they originally were at the time the selling price was quoted to
    the customer, and that Axiom Manufacturing Services Limited is absorbing the
    increased cost instead of passing it on to the customer. Also tell us the volume of
    products you sold below margin and quantify for us the amount sold below margin
    during the nine months ending September 30, 2009.

3. We reissue comment six in our letter dated January 22, 2010. Tell us how you
    considered the sale of products at below cost in your determination of market
    values in connection with your valuation of inventories at the lower of cost of
    market at your September 30, 2009 balance sheet date. Refer to Chapter 4 of
    ARB 43 for additional guidance on inventory pricing, and the requirement to
    depart from the cost basis of pricing inventory when the utility of goods is no
    longer as great as its cost.

Item 4. Controls & Procedures, page 12

(a) Evaluation of Disclosure Controls and Procedures, page 12

4. We note that you will restate your Condensed Consolidated Statement of
    Operations and Comprehensive Income (Loss) for the nine months ending
    September 30, 2009, after looking further into the costs of goods sold. Please
    consider whether the restatement impacts your conclusions regarding the
    effectiveness of your disclosure controls and procedures ("DC&P") as of the end
    of the fiscal quarter covered by the September 30, 2009 report, and revise your
    disclosure as appropriate. Refer to the definition of DC&P in Exchange Act Rules
    13a-15(e) and 15d-15(e). In your response to us, please tell us the factors you
    considered and highlight for us those factors that support your conclusion that
    your DC&P was effective or revise your effectiveness conclusion.

                                        *   *   *   *

Closing Comments

        As appropriate, please respond to the comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your response to our comments.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-
3688 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services